--------------------------------------------------------------------------------

SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
 (2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------


                UNITED STATES                   ------------------------------
                                                |        OMB APPROVAL        |
    SECURITIES AND EXCHANGE COMMISSION          |----------------------------|
                                                |OMB Number: 3235-0145       |
             WASHINGTON, D.C. 20549             |----------------------------|
                                                |Expires: October 31, 2002   |
                SCHEDULE 13D                    |----------------------------|
                                                |Estimated average burden    |
   UNDER THE SECURITIES EXCHANGE ACT OF 1934    |hours per response. . . 14.9|
                                                ------------------------------
               (AMENDMENT NO. ________)*


                        Wellsford Real Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $.02 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   950240200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Nancy K. Dunlap
                               500 Crescent Court
                                   Suite 300
                              Dallas, Texas  75201
                                 (214) 756-6187
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 8, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [   ]

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                SVP-RPC Joint Venture

--------------------------------------------------------------------------------

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)   X

                (b)

--------------------------------------------------------------------------------

           3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

           4.   Source of Funds (See Instructions)      WC

--------------------------------------------------------------------------------

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)........................

--------------------------------------------------------------------------------

           6.    Citizenship or Place of Organization      Texas

--------------------------------------------------------------------------------

Number of
Shares                            7.  Sole Voting Power...................
Beneficially
Owned by                          8.  Shared Voting Power      405,500
Each
Reporting                         9.  Sole Dispositive Power...............
Person With
                                  10. Shared Dispositive Power      405,500

--------------------------------------------------------------------------------

           11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

           13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

           14.    Type of Reporting Person (See Instructions)

                                PN

--------------------------------------------------------------------------------

            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                         Sammons Venture Properties, Inc.

--------------------------------------------------------------------------------

            2.    Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)            X

                  (b)
--------------------------------------------------------------------------------

            3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

            4.    Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e).............

--------------------------------------------------------------------------------

            6.    Citizenship or Place of Organization      Delaware

Number of
Shares                            7.  Sole Voting Power......................
Beneficially
Owned by
Each
Reporting
Person With

                                  8.  Shared Voting Power                 0

                                  9.  Sole Dispositive Power.................

                                  10. Shared Dispositive Power      405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                CO
--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Consolidated Investment Services, Inc.

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)         X

                  (b)
--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Nevada

--------------------------------------------------------------------------------

Number of
Shares                            7.  Sole Voting Power...................
Beneficially
Owned by                          8.  Shared Voting Power               0
Each
Reporting                         9.  Sole Dispositive Power..............
Person With
                                  10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                CO

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Sammons Enterprises, Inc.

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)        X

                  (b)

--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Delaware

Number of                         7.  Sole Voting Power...................
Shares
Beneficially                      8.  Shared Voting Power               0
Owned by
Each                              9.  Sole Dispositive Power..............
Reporting
Person With                       10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                CO

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Estate of Charles A. Sammons

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)        X

                  (b)

--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Texas

Number of                         7.  Sole Voting Power...................
Shares
Beneficially                      8.  Shared Voting Power               0
Owned by
Each                              9.  Sole Dispositive Power..............
Reporting
Person With                       10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                OO

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Rosewood Property Company

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)        X

                  (b)

--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------

Number of                         7.  Sole Voting Power...................
Shares
Beneficially                      8.  Shared Voting Power         405,500
Owned by
Each                              9.  Sole Dispositive Power..............
Reporting
Person With                       10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                CO

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  The Rosewood Corporation

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)        X

                  (b)

--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Texas

--------------------------------------------------------------------------------

Number of                         7.  Sole Voting Power...................
Shares
Beneficially                      8.  Shared Voting Power         405,500
Owned by
Each                              9.  Sole Dispositive Power..............
Reporting
Person With                       10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                CO

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Caroline Hunt Trust Estate

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)        X

                  (b)

--------------------------------------------------------------------------------

             3.   SEC Use Only..............................................

--------------------------------------------------------------------------------

             4.   Source of Funds (See Instructions)      OO

--------------------------------------------------------------------------------

             5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)....

--------------------------------------------------------------------------------

             6.   Citizenship or Place of Organization      Texas

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                                  7.  Sole Voting Power...................

                                  8.  Shared Voting Power         405,500

                                  9.  Sole Dispositive Power..............

                                  10. Shared Dispositive Power    405,500

--------------------------------------------------------------------------------

            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             405,500

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

            13.   Percent of Class Represented by Amount in Row (11)      6.4%

--------------------------------------------------------------------------------

            14.   Type of Reporting Person (See Instructions)

                                OO

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Wellsford Real Properties, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is being filed by (i) SVP-RPC Joint Venture ("SVP-RPC"), (ii) Rosewood Property Company ("RPC"), (iii) The Rosewood Corporation ("Rosewood"), (iv) Caroline Hunt Trust Estate ("CHTE"), (v) Sammons Venture Properties, Inc. ("SVP"), (vi) Consolidated Investment Services, Inc. ("Consolidated"), (vii) Sammons Enterprises, Inc. ("Sammons") and (viii) the Estate of Charles A. Sammons (the "Sammons Estate" and, together with SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated and Sammons, the "Reporting Persons"). RPC and SVP are venturers in SVP-RPC. RPC is a wholly-owned subsidiary of Rosewood. Rosewood is a wholly-owned subsidiary of CHTE. SVP is a wholly-owned subsidiary of Consolidated. Consolidated is a wholly-owned subsidiary of Sammons. Sammons is 90.17% owned by the Sammons Estate. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

          SVP-RPC is a Texas joint venture. The principal business activities of SVP-RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Major decisions for SVP-RPC must be made by RPC and SVP.

          RPC is a Delaware corporation. The principal business activities of RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. CHTE is a Texas trust. The principal business activities of CHTE are to invest in closely held stock, other securities and ranching.

          SVP is a Delaware corporation. The principal business activities of SVP are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Consolidated is a Nevada corporation. The principal business activity of Consolidated is to act as a holding company. Sammons is a Delaware corporation. The principal business activity of Sammons is to act as a holding company. The Sammons Estate is an estate in probate under the laws of the

State of Texas. The principal business activity of the Sammons Estate is to hold the assets of Charles A. Sammons, deceased.

          The principal business and office address of each of SVP-RPC and RPC is 500 Crescent Court, Suite 300, Dallas, Texas 75201. The principal business and office address of each of Rosewood and CHTE is 100 Crescent Court, Suite 1700, Dallas, Texas 75201. The principal business and office address of each of SVP, Sammons and the Sammons Estate is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225-6553. The principal business and office address of Consolidated is One Midland Plaza, Sioux Falls, South Dakota 57193.

          The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each of the executive officers and directors of RPC and Rosewood are set forth on Attachment A hereto.

          The name, business address and present principal occupation or employment of the independent executors of the Sammons Estate and each of the executive officers and directors of SVP, Consolidated and Sammons are set forth on Attachment B hereto.

          To the best knowledge of the Reporting Persons, all persons listed on Attachments A and B are United States citizens.

          During the last five years, no Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of the trustee or advisory board members of the CHTE or the independent executors of the Sammons Estate or any of the executive officers or directors of RPC, Rosewood, SVP, Consolidated or Sammons have been (1) convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 2, 1997, SVP-RPC purchased 811,000 shares of the Common Stock (the "Original Shares") in a private transaction for $8,353,000. SVP-RPC used its working capital to effect the purchase of the Original Shares, and such Original Shares were purchased for investment. On June 12, 2000, the Issuer effected a reverse stock split (the "Stock Split") that resulted in SVP-RPC owning 405,500 shares of the Common Stock. On June 8, 2001, the Issuer repurchased 2,020,784 shares of the outstanding Common Stock from third parties unrelated to any of the Reporting Persons (the "Stock Redemption" and, together with the Stock Split, the "Issuer Trnasactions"). As a result of the Issuer Transactions, SVP-RPC now owns approximately 6.4% of the outstanding Common Stock. No additional funds were paid by any Reporting Person in connection with the Issuer Transactions.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The original acquisition of shares of the Common Stock by SVP-RPC was for investment purposes. To the best of their knowledge, no Reporting Person has any plans or proposals that relate to or would result in any of the activities described in
Item 4 of Schedule 13D.

          Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachments A and B may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachments A and B also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachments A and B relating to beneficial ownership as well as voting or dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 405,500 shares or 6.4% of the outstanding Common Stock in the aggregate.

          Except as set forth in Item 3 above no Reporting Person, nor, to their knowledge, any person identified on Attachment A or B has effected any transactions in shares of Common Stock during the preceding sixty (60) days.

          CHTE and Rosewood have indicated group status and shared voting power only by reason of their parent/subsidiary relationship with RPC and have no agreement, arrangement or understanding with regard to shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as disclosed above, no Reporting Person nor, to the best knowledge of such Reporting Persons, any of the persons listed on Attachment A or B, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint Filing Agreement, dated as of August 7, 2001, by and among SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated, Sammons and the Sammons Estate.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   August 7, 2001

SVP-RPC JOINT VENTURE

By:   Rosewood Property Company, its
      managing venturer

      By:  /s/  B. DENNIS KING
         ---------------------
      Name:  B. Dennis King
      Title: Senior Vice President


ROSEWOOD PROPERTY COMPANY

By:  /s/  B. DENNIS KING
   ---------------------
Name:  B. Dennis King
Title: Senior Vice President


THE ROSEWOOD CORPORATION

By:  /s/  C. JEDSON NAU
   --------------------
Name:  C. Jedson Nau
Title: Senior Vice President


CAROLINE HUNT TRUST ESTATE

By:  /s/  DON W. CRISP
   -------------------
Name:  Don W. Crisp
Title: Trustee


SAMMONS VENTURE PROPERTIES

By:  /s/  ROBERT W. KORBA
   ----------------------
   Robert W. Korba
   President

CONSOLIDATED INVESTMENT SERVICES, INC.

By:  /s/  JOHN H. WASHBURN
   -----------------------
   John H. Washburn
   Vice President


SAMMONS ENTERPRISES, INC.

By:  /s/  ROBERT W. KORBA
   ----------------------
   Robert W. Korba
   President


ESTATE OF CHARLES A. SAMMONS

By:  /s/  ROBERT W. KORBA
   ----------------------
   Robert W. Korba
   Independent Co-Executor of the
   Estate of Charles A. Sammons

                               INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of August 7, 2001, by and among SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc., Consolidated Investment Services, Inc, Sammons Enterprises, Inc. and the Estate of Charles A. Sammons.

                                  ATTACHMENT A

                     THE TRUSTEE AND ADVISORY BOARD MEMBERS
                                    OF CHTE
                             AND THE DIRECTORS AND
                    EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
                            AND SUBSIDIARIES THEREOF

                                                                       Present Principal
       Name and Position             Present Business Address             Occupation           Amount of Securities
-------------------------------   ------------------------------   -------------------------   --------------------
Schuyler B. Marshall,             100 Crescent Court, Suite 1700   President of Rosewood
President of Rosewood and         Dallas, Texas  75201
President and Director of
RPC

Susan L. Fish,                    100 Crescent Court, Suite 1700   Senior Vice President
Senior Vice President and         Dallas, Texas  75201             and Chief Financial
Chief Financial Officer of                                         Officer of Rosewood
Rosewood and Senior Vice
President of RPC

C. Jedson Nau,                    100 Crescent Court, Suite 1700   Senior Vice President
Senior Vice President and         Dallas, Texas  75201             and General Counsel of
General Counsel of                                                 Rosewood
Rosewood

Stephen H. Sands,                 100 Crescent Court, Suite 1700   Director of Rosewood
Director of Rosewood and          Dallas, Texas  75201
RPC

Laurie Sands Harrison,            100 Crescent Court, Suite 1700   Director of Rosewood
Director of Rosewood and          Dallas, Texas  75201
RPC

David K. Sands,                   100 Crescent Court, Suite 1700   Director of Rosewood
Director of Rosewood and          Dallas, Texas  75201
RPC

J.B. Sands,                       100 Crescent Court, Suite 1700   Director of Rosewood
Director of Rosewood and          Dallas, Texas  75201
RPC

Patrick B. Sands,                 100 Crescent Court, Suite 1700   Director of Rosewood
Director of Rosewood and          Dallas, Texas  75201
RPC

John M. Dziminski,                100 Crescent Court, Suite 1700   President of


Senior Vice President of          Dallas, Texas  75201             Rosewood
Rosewood                                                           Management
                                                                   Corporation

Tom Hunt,                         500 Thanksgiving Tower           Chairman of the Board
Member of the Advisory Board      Dallas, Texas  75201             and Director of Hunt
of CHTE                                                            Petroleum Corporation
                                                                   and the Management of
                                                                   Personal and Family
                                                                   Interests


Charles P. Summerall,             16475 Dallas Parkway             Management of Personal
Member of the Advisory Board      Dallas, Texas  75201             and Family Interests
of CHTE

Don W. Crisp,                     100 Crescent Court, Suite 1700   Chairman of the Board of
Trustee of CHTE,                  Dallas, Texas  75201             Rosewood
Member of the Advisory Board
of CHTE, Chairman of the
Board of Rosewood and
Director of Rosewood and RPC

B. Dennis King,                   500 Crescent Court, Suite 300    Senior Vice President
Senior Vice President and         Dallas, Texas  75201             and Director of RPC
Director of RPC

Nancy K. Dunlap,                  500 Crescent Court, Suite 300    Vice President of RPC
Vice President of RPC             Dallas, Texas  75201

                                  ATTACHMENT B

                          THE INDEPENDENT EXECUTORS OF
                               THE SAMMONS ESTATE
                             AND THE DIRECTORS AND
                    EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
                            AND SUBSIDIARIES THEREOF

                                                                         Present Principal
       Name and Position              Present Business Address              Occupation           Amount of Securities
-------------------------------   --------------------------------   -------------------------   --------------------
Robert W. Korba,                  5949 Sherry Lane, Suite 1900       President of SVP and
President of SVP and Sammons      Dallas, Texas  75225               Sammons and Independent
and Director of Sammons and                                          Co-Executor of the
Independent Co-Executor of                                           Sammons Estate
the Sammons Estate

Joseph A. Ethridge,               5949 Sherry Lane, Suite 1900       Vice President of SVP
Vice President of SVP and         Dallas, Texas  75225               and Senior Vice
Senior Vice President of                                             President of Finance of
Finance of Sammons                                                   Sammons

John H. Washburn,                 5949 Sherry Lane, Suite 1900       Vice President of SVP
Vice President of SVP and         Dallas, Texas  75225               and Consolidated and
Consolidated and Senior Vice                                         Senior Vice President of
President of Sammons                                                 Sammons

Michael M. Masterson,             One Midland Plaza                  President of Consolidated
President of Consolidated         Sioux Falls, South Dakota  57193

Stephan P. Horvat, Jr.,           One Midland Plaza                  Vice President of
Vice President of Consolidated    Sioux Falls, South Dakota  57193   Consolidated

Mary Anne Cree,                   5949 Sherry Lane, Suite 1900       Director of
Director of Sammons               Dallas, Texas  75225               Sammons


Elaine D. Sammons,                5949 Sherry Lane, Suite 1900       Chairman of the Board of
Chairman of the Board and         Dallas, Texas  75225               Sammons and Independent
Director of Sammons and                                              Co-Executor of the
Independent Co-Executor of                                           Sammons Estate
the Sammons Estate

Jim Whitson,                      5949 Sherry Lane, Suite 1900       Director of Sammons
Director of Sammons               Dallas, Texas  75225

William P. Daves, IV,             5949 Sherry Lane, Suite 1900       Vice President of Real
Vice President of Real Estate     Dallas, Texas  75225               Estate of Sammons
of Sammons

Robert S. Kendall, Vice           5949 Sherry Lane, Suite 1900       Vice President of
President of Organization         Dallas, Texas  75225               Organization Development
Development of Sammons                                               of Sammons
